Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

January 16, 2020

Robert Shapiro

Jim Allegretto

Daniel Morris

Mara Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PPD, Inc. - Registration Statement on Form S-1 (CIK No. 0001793294)

Ladies and Gentlemen:

On behalf of PPD, Inc. (the “Company”), and in connection with Amendment No. 1 to the draft registration statement on Form S-1 (“DRS Amendment No. 1”) confidentially submitted to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 20, 2019, we hereby submit for review by the Staff Amendment No. 1 to the registration statement on Form S-1 (“Amendment No. 1”) filed with the Commission on the date hereof. The Company has revised Amendment No. 1 in response to the Staff’s comments in its letter, dated January 9, 2020, relating to DRS Amendment No. 1 (the “comment letter”), and to otherwise update its disclosure. Please note that the Company filed a registration statement on Form S-1 on January 9, 2020, which is amended by Amendment No 1.

For the Staff’s reference, we are providing the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from DRS Amendment No. 1.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Further to the discussion between the undersigned and Daniel Morris of the Commission’s Staff on January 6, 2020, we have attached as Annex A to this letter the Company’s proposed draft of (i) two paragraphs including preliminary expectations of financial results for the year ended December 31, 2019, to be included at the end of the “Overview” subsection of the Summary section and (ii) the “Recent Developments” subsection of the Summary section, in each case, to be included in subsequent filings of the registration statement. When included in a filed version of the registration statement, the bullets in Annex A will be replaced with the applicable amounts.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Summary Consolidated Financial Information, page 13

1.

We note your response to comment 2. Please provide us with the types of items comprising the other credit agreement adjustments on page 17. Because Credit Adjusted EBITDA removes the effect on net income due to certain accounting pronouncements and you state that you are presenting Credit Adjusted EBITDA as a performance measure, such a measure appears to be a tailored Non-GAAP financial measure that could violate Rule 100(b) of Regulation G. Therefore, we believe you should omit this measure from the presentation. Refer to Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (updated April 4, 2018), Question 100.04.

In response to the Staff’s comments, the Company has removed Credit Adjusted EBITDA as a Non-GAAP financial measure, including the items comprising the other credit agreement adjustments, in its disclosure on page 17 and elsewhere throughout Amendment No. 1, as applicable, for all periods presented.

As supplemental follow up to the Company’s discussion with the Staff on January 14, 2020, the Company advises the Staff that it has included net income (loss) attributable to noncontrolling interest as an adjustment to calculate Adjusted EBITDA and Adjusted Net Income as the Company (1) consolidates the noncontrolling entity, (2) manages and evaluates the Company’s performance based on consolidated metrics, including Adjusted EBITDA and Adjusted Net Income results of the Company as a whole, and not only on the basis of its controlled interests, and (3) has historically been valued based on its consolidated Adjusted EBITDA results in connection with debt issuances and other recapitalization transactions, in accordance with commonly applied business valuation techniques. The Company also acknowledges that several other public companies treat net income (loss) attributable to noncontrolling interest similar to the Company in including such amounts as Non-GAAP adjustments to Adjusted EBITDA and Adjusted Net Income. Finally, the Company notes that the adjustment is immaterial as it represents less than 1% and 2%, of Adjusted EBITDA and Adjusted Net Income, respectively, for all periods presented in Amendment No. 1.

2.

We note your response to comment 3. Referencing footnote (c) on page 18, cash-based compensation under the Long-Term Incentive Plan is a normal, recurring cash operating expense of the company and should not be included as an adjustment to calculate Adjusted EBITDA or Adjusted Net Income. Please remove this adjustment for all periods presented. Refer to Rule 100(b) of Regulation G and Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (revised April 4, 2018), Question 100.01.

In response to the Staff’s comments, the Company has removed the long-term incentive plan cash-based compensation adjustment from Adjusted EBITDA and Adjusted Net Income on page 17 for all periods presented.

3.

We note your response to comment 3. Referencing footnote (c) on page 18, please provide us with a breakdown of the amount of long-term incentive compensation under the LTIP versus the amount related to the special cash bonus compensation paid to option holders for each period presented. Please reconcile the amount of the adjustment related to the special cash bonus to compensation expense disclosed in Note 4 for fiscal years 2016 and 2017 resulting from the November 2016 declaration and payment of a special cash dividend to option holders (Special Cash Bonuses). If possible, please quantify the portion of the Special Cash Bonus Compensation adjustment that was paid in cash and the portion that is non-cash.

The Company advises the Staff that the other compensation adjustment relates to two types of expenses: (i) expenses associated with the long-term incentive plan (“LTIP”) and (ii) expenses associated with special cash bonuses paid to option holders in respect of their stock options as an equitable adjustment to such stock options in connection with special cash dividends paid to the Company’s stockholders. As addressed above, the Company has removed the expenses associated with the LTIP from the calculation of Adjusted EBITDA and Adjusted Net Income and revised the reconciliation and footnote (c) on pages 17 and 18 to indicate the remaining adjustments are attributable to special cash bonuses paid to option holders.

As noted in the Company’s previous response to the Staff’s prior comment 3, these special cash dividends were directly related to unusual and intermittent recapitalization transactions and were based on a variety of factors, such as the performance of the Company, the Company’s ability to issue additional debt to finance the payment of cash dividends, conditions in the debt markets, and the desire to return capital to the Company’s stockholders, among others. The Company also notes for the Staff that the Company’s Board of Directors (the “Board”) did not declare any special cash dividends or award any related equitable special cash bonuses to option holders in 2017 or 2018. Furthermore, no expenses associated with the special cash bonuses were recognized from June 2017 to April 2019. The Board retains sole discretion regarding the declaration of cash dividends, including special cash dividends, as well as the timing, extent and nature of any equitable adjustments required to be made for option holders under the Company’s equity incentive plans to offset the valuation impacts of any cash dividends. Accordingly, the timing and declaration of these special cash bonuses were not, nor were they intended to be, a reward to option holders for performance, but rather a component of the equitable adjustment required to be made for option holders under the Company’s incentive plans. To the extent special cash bonuses were included as part of these equitable adjustments to option holders, these bonuses were typically only made with respect to vested and unvested time-based options and vested performance-based options, and were paid over time similar to option vesting.

The Company further advises the Staff that of the compensation expense disclosed in Note 4, 2016 included $3.3 million of non-cash stock-based compensation expense and $17.9 million of expense associated with special cash bonuses to option holders and 2017 included $2.1 million of accelerated compensation expense settled as a part of the Recapitalization and $2.0 million of expense associated with special cash bonuses to option holders.

Consolidated Statements of Stockholders’ Deficit and Redeemable Non-Controlling Interest, page F-8

4.

We have read your response to comment number 11 regarding recapitalization transaction costs. We note your references to SAB Topics 1.B [sic] and 5.T [sic] as well as Deloitte’s A Roadmap to Accounting for Business Combinations, Section 6.7.1 Transaction Costs in a Recapitalization. It appears the cited references relate to fact patterns in which expenses are incurred by new investors on behalf of new investors. In those cases, we agree that such expenses would not be reflected as an expense of the company and a contribution of capital pursuant to SAB Topics 1:B and 5:T. However, the referenced transaction costs represent expenses incurred by the company that benefit new investors. Because such expenses were incurred by the company, we are unclear the basis for excluding company incurred expenses that have no future benefit from the determination of company net income. Please revise or advise of your accounting basis supporting the direct charge to accumulated deficit of company incurred transaction costs.

The Company advises the Staff that the Company did not incur expenses on behalf of, or for the benefit of new investors as noted in the Company’s previous response to the Staff’s comment number 11. The Company clarifies its previous response noting that the recapitalization transaction costs charged to accumulated deficit were paid on behalf of, and for the benefit of, the new investors in the Recapitalization and not for obligations incurred by the Company. Said differently, the Company was not the primary obligor for the $7.3 million of recapitalization transaction costs incurred on behalf of, and for the benefit of, the new investors; the new investors were the primary obligor and the Company paid those amounts on their behalf. Therefore, the Company’s treatment of such costs is in accordance with SAB Topics 1.B [sic] and 5.T [sic] as well as Deloitte’s A Roadmap to Accounting for Business Combinations, Section 6.7.1 Transaction Costs in a Recapitalization. The Company’s accounting treatment is also consistent with the guidance in E&Y’s Financial Reporting Development, Business Combinations, Section B.8.1.2, Transaction costs in a recapitalization (emphasis added):

In connection with a recapitalization, the target entity frequently incurs fees and expenses associated with the transaction. Accounting for fees associated with a recapitalization depends on the activities to which the fees relate and the structure of the transaction as follows:

1.	To the extent the fees relate to the issuance of debt, the fees are capitalized as debt issuance costs and amortized based on the effective interest method over the life of the debt.

2.	To the extent the fees relate to the raising of capital (i.e., the issuance of equity), the fees are treated as a reduction to the total amount of equity raised.

3.	To the extent the fees relate to the acquisition of treasury stock, the fees are treated as an element of the cost of the treasury stock.

4.	To the extent the fees relate to other services such as advisory services or management services, the fees are expensed.

When fees are incurred by a new investor (e.g., a “sponsoring entity”) and charged to the target entity, questions arise in practice on how the target entity should account for those fees. If the target entity is the primary obligor for the fees that were paid by the sponsoring entity, the fees are allocated to the target entity consistent with the concepts described in items 1 through 4. When fees are billed to the target entity as a single amount, the fees are allocated by analogy to the guidance provided in ASC 340-10-S99-2 (SAB Topic 2.A.6). For example, the amounts allocated to debt issuance costs normally result in an effective interest rate on the subject debt that is consistent with an effective market interest rate, and the amounts allocated to equity issuance costs would be consistent with fees an underwriter might charge in a public offering. On the other hand, if the sponsoring entity paid fees for which it is the primary obligor and charges the target entity for reimbursement of those fees, then that transaction is treated as a capital transaction by the target entity.

As part of the Recapitalization, the Company was required to pay on behalf of, or reimburse, the new investors for their costs for which the new investors were the primary obligor. Therefore, the transaction should be treated as a capital transaction by the Company, in effect representing a return of capital to the new investors. As such, the Company charged the $7.3 million of recapitalization transaction costs to accumulated deficit, as additional paid-in-capital had been reduced to zero due to the sequencing of other events from the Recapitalization.

5.

We have read your response to comment no 13. We note your reference to the definition of contingent consideration provided in the ASC Master Glossary and your acknowledgment that it was written in the context of business combination transactions in which guidance for contingent consideration is provided in ASC 805. You further state that you believe it would be appropriate to analogize to the accounting alternatives acceptable in practice for contingent consideration associated with asset acquisitions even though this transaction was not an asset acquisition. In this regard, you provide your assessment of the different accounting frameworks utilized in practice yet it is unclear when such practices emerged or which view represents predominant practice. Please provide a summary of your research regarding the number of participants adopting View A or B and whether such accounting was adopted after the issuance of SFAS 141R. Lastly, you imply that the liability associated with the Investment Portfolio meets the criteria in ASC 450-20-25-2, however the accounting for subsequent changes in the liability recorded under ASC 450 would be reflected as an expense in the statement of income as opposed to a direct entry to accumulated deficit. Given your preceding analogies to ASC 450 and 805 as well as your adoption of the fair value option for such underlying investments, please explain why the subsequent accounting for changes in the liability was not classified via analogy to ASC 805-30-35-1.b.

The Company respectfully advises the Staff that prior to the issuance of Statement 141(R) (codified under ASC 805) there was no diversity in practice. A historical cost accumulation model was consistently applied to all acquisitions with contingent consideration (e.g., business combinations, equity method investments, asset acquisitions, and outstanding common stock). That practice was based on application of or analogy to the only authoritative guidance for contingent consideration at the time. APB Opinion No. 16, Business Combinations, stated the following (emphasis added):

77. A business combination agreement may provide for the issuance of additional shares of a security or the transfer of cash or other consideration contingent on specified events or transactions in the future…

78. The Board concludes that cash and other assets distributed and securities issued unconditionally and amounts of contingent consideration which are determinable at the date of the acquisition should be included in determining the cost of the acquired company and recorded at that date. Consideration which is issued or issuable at the expiration of the contingency period or which is held in escrow pending the outcome of the contingency should be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt.

79. Contingent consideration should usually be recorded when the contingency is resolved and consideration is issued or becomes issuable. In general, the issue of additional securities or distribution of other consideration at resolution of contingencies based on earnings should result in an additional element of cost of an acquired company…

Said another way, there was nothing in GAAP that required initial or subsequent changes in contingent consideration to run through the income statement as opposed to being applied to the historical cost basis of the item being acquired. Hence, the Company understands a uniform practice arose that all such adjustments were applied to the historical cost basis of the item being acquired. That model was carried forward unchanged when Statement 141 became effective in 2001. When Statement 141(R) became effective in 2009, the FASB changed the accounting for contingent consideration in a business combination from the historical cost accumulation model recognized at the time of resolution to a fair value model that recognizes contingent consideration at fair value at the acquisition date with subsequent changes in fair value of contingent consideration recognized in the income statement.

When that change was made, constituents questioned whether the new guidance should also be applied to other transactions that traditionally have been accounted for under a historical cost accumulation model.

As a result of those inquiries, the EITF addressed two further aspects of contingent consideration. In Issue 08-06 the EITF provided the following guidance related to equity method investments (now codified in ASC 323-10) (emphasis added):

Contingent Consideration

30-2A Contingent consideration shall only be included in the initial measurement of an equity method investment if it is required to be recognized by specific authoritative guidance other than Topic 805.

30-2B A liability recognized under paragraph 323-10-25-2A shall be measured initially at an amount equal to the lesser of the following:

a. The maximum amount of contingent consideration not otherwise recognized

b. The excess of the investor’s share of the investee’s net assets over the initial cost measurement (including contingent consideration otherwise recognized).

35-14A If a contingency is resolved relating to a liability recognized in accordance with the guidance in paragraph 323-10-25-2A and the consideration is issued or becomes issuable, any excess of the fair value of the contingent consideration issued or issuable over the amount that was recognized as a liability shall be recognized as an additional cost of the investment. If the amount initially recognized as a liability exceeds the fair value of the consideration issued or issuable, that excess shall reduce the cost of the investment.

Hence, the ASC 805 methodology is expressly not permitted for contingent consideration associated with the acquisition of an equity method investment.

As mentioned in our previous comment letter response, the EITF tried to address the accounting for contingent consideration in an asset acquisition in Issue 09-2. Given that a final consensus was not reached, the Company understands from a review of Big Four publications (see the attached Annex B) that practice has generally continued to follow the historical cost accumulation model, although it is possible that some entities analogize to the revised guidance for business combinations.

With the exception of the EY guidance excerpted at the end of the attached Appendix, the Company is not aware of any Big Four publications that address the topic of contingent consideration issued for purchases of outstanding common stock, whether controlling or noncontrolling interests.1 Based on its review of available filings, the Company believes it is very uncommon for repurchases of

[1]

The concept of “noncontrolling interests” was established in FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, which became effective in 2009. Prior to that time such balances were known as “minority interests” and the acquisition thereof was recognized under business combination accounting as a step-acquisition (and hence a historical cost accumulation model).

outstanding common stock (including noncontrolling interests) to include contingent consideration. However, the Company understands that when a parent company acquires a noncontrolling interest, whether classified in temporary equity or permanent equity, practice is to recognize the change in contingent consideration either within equity pursuant to the historical cost accumulation model or within earnings by analogy to ASC 805 (as illustrated in the EY guidance). The Company has been informed by our auditors, Deloitte, that the accounting for contingent consideration related to the acquisition of a noncontrolling interest was recently discussed among the National Offices of the Big Four and other large firms. The firms acknowledged the lack of explicit authoritative guidance; some of the firms indicated that use of the historical cost accumulation model similar to acquisitions of equity method investments or assets has developed in practice, that is subsequent changes are recognized in equity. In the absence of specific authoritative or nonauthoritative guidance the Company believes it continues to be acceptable to follow the historical cost accumulation model rather than the model applicable to business combinations.

Presented below is a table which summarizes what the Company understands the practices to be before and after Statement 141(R) and EITF 08-6 for the accounting for contingent consideration for different type of transactions:

Acquisition Type	Pre-Statement 141(R)	Post-Statement 141(R) (2009)
Business combination	Historical cost accumulation	Fair value at the acquisition date with subsequent changes in fair value recognized in earnings

Equity method investment	Historical cost accumulation	Historical cost accumulation

Assets	Historical cost accumulation	Generally historical cost accumulation, although some entities analogize to the revised guidance for business combinations

Outstanding common stock, including noncontrolling interests	Historical cost accumulation	Same as asset acquisitions

As discussed above and in our previous comment letter response, the Company believes that there is no specific authoritative accounting guidance on point related to changes in the value of the Recapitalization Investment Portfolio Liability. The Company considers as acceptable both View A (i.e., subsequent measurement changes should be reflected in earnings) and View B (i.e., subsequent measurement changes should be reflected in shareholders’ equity as part of the historical cost accumulation related to the treasury stock reacquired in the recapitalization).

The Company also advises the Staff that although our prior response referred to an accounting framework based on ASC 450, the Company does not believe that the transaction is a loss contingency within the scope of ASC 450. The Company referred to ASC 450 only in the context of providing support for the need to recognize a liability for the Recapitalization Investment Portfolio Liability as opposed to delaying recognition until the disbursement of cash. The Company did not intend to imply that the transaction was directly in the scope of ASC 450-20-25-2. The accounting that the Company believes is appropriate for the other side of the entries to the Recapitalization Investment Portfolio Liability is described within our response above.

The Company informs the Staff that at the time it elected its accounting policy to recognize the change in value of the Recapitalization Investment Portfolio Liability in equity it considered both alternatives, including the fact that the Company had elected to apply the fair value option to the Investment Portfolio assets (albeit at a date much earlier than when the Recapitalization transaction occurred). The Company considered the following factors in determining its accounting policy:

1)

The accounting policy was determined independently from the measurement basis being used for the assets underlying the contingent consideration. The Company did so to achieve accounting more consistent with what the Company views as the substance of the transaction among owners and to properly reflect the ultimate, “all-in” cost of the shares reacquired from former owners.

2)

For management reporting purposes, reporting to the Company’s lenders and in Amendment No. 1, the Company has excluded changes in fair value of the assets underlying the Investment Portfolio and changes in the Recapitalization Investment Portfolio Liability from Adjusted EBITDA and Adjusted Net Income. The Company was unable to do so on a GAAP basis since it is not possible to “unelect” the fair value option.

3)

As discussed in our prior response to the Staff, the Company treats changes in the value of the Recapitalization Investment Portfolio Liability as an adjustment to net income available to common stockholders of PPD, Inc. Doing so for EPS purposes has the effect of treating changes in the value of the Investment Portfolio and the Recapitalization Investment Portfolio Liability in a more similar manner.

4)

Even if the Company had elected to classify changes in the value of the Recapitalization Investment Portfolio Liability in earnings, there would not have been a complete offset to the changes in the fair value of the Investment Portfolio. This is because the payment to the Pre-Closing Holders is net of taxes and other expenses.

The Company believes presenting the change in equity most faithfully represents the economic cost of the reacquisition of equity interests as part of the Recapitalization. This is because the final settlement of the arrangement dictates the actual economic cost of reacquiring shares from old investors. The Company believes the view is supported on the basis that the accounting is analogous to the accounting for the acquisition of an equity method investment. ASC 323-10-35-14A requires the amounts paid or received related to the resolution of a contingent consideration arrangement to be reflected as an adjustment to the cost of the equity interest. Further, in an asset acquisition, the liability when recognized would result in an adjustment to the cost basis of the assets acquired, which by analogy in this case would be the cost basis of the equity interests reacquired in the recapitalization. Reflecting the final value of the consideration transferred within stockholders’ equity is consistent with the general principle in ASC 810 that the acquisition of a noncontrolling interest should be reflected entirely as an equity transaction. Given that noncontrolling and controlling interests are both part of parent equity, the Company sees no reason that the accounting model related to contingent consideration should vary between the two types of equity. Therefore, as there is no definitive U.S. GAAP on point and for the reasons stated above, the Company has recognized subsequent changes in fair value through stockholders’ equity.

Note 7. Other Investments, page F-39

6.

We note your responses to comments 13 and 14 regarding the Recapitalization Investment Portfolio. Your response indicates that “...one could infer that the ultimate settlement of the Recapitalization Investment Portfolio Liability would be triggered by distributions received from, or the disposal of, investments in Auven and venBio, the fair value of the investments accrues to the Pre-Closing Shareholders.” Please provide disclosure in this footnote to describe how you are economically impacted by the Additional Recapitalization Consideration as well as identification of the specific investments that give rise to the economic impact.

The Company advises the Staff that it has revised its disclosure on page F-[39] in response to the Staff’s comment to further enhance the discussion of how the Company is impacted by the Additional Recapitalization Consideration as well as identification of the specific investments that give rise to the to the economic impact. The additional disclosure is as follows:

“As part of the Recapitalization, the Pre-closing Holders are entitled to receive Additional Recapitalization Consideration. The Additional Recapitalization Consideration represents the right to receive future payments from the Company determined by reference to the cash proceeds received by the Company from the Investment Portfolio, net of taxes and other expenses of the Company deemed attributable to the Investment Portfolio. The cash proceeds received by the Company could include distributions received from, or the disposal of, the investments included in the Investment Portfolio. Auven and venBio comprise substantially all of the investments included within the Investment Portfolio which are subject to the Additional Recapitalization Consideration which could be received by the Pre-closing Holders from the Company. See Note 2, “Recapitalization Transaction” for additional information on the Additional Recapitalization Consideration and the Investment Portfolio.”

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani William B. Brentani

cc:	B. Judd Hartman, Executive Vice President, General Counsel and Chief Administrative Officer,

PPD, Inc.

Jason M. Licht, Latham & Watkins, LLP

Annex A

Overview

[…]

On January 1, 2018, the Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). Our consolidated financial data for the periods beginning January 1, 2018 and thereafter are presented in accordance with ASC 606. Prior to January 1, 2018, the Company applied the accounting guidance from the application of ASC Topic 605, Revenue Recognition (“ASC 605”). As described in the “—Summary Consolidated Financial Data” below, our consolidated financial data for the year ended December 31, 2018 has been presented on both an ASC 606 and ASC 605 basis to provide greater comparability of our operating results during 2018, consistent with the modified retrospective adoption approach.

Based on the midpoint of the ranges of our preliminary expectations of financial results for the year ended December 31, 2019 provided under “—Recent Developments” below, we expect to report year over year revenue growth of [•]%, net income growth of [•]%, Adjusted EBITDA growth of [•]% and net authorization growth of [•]%, as well as increased Adjusted EBITDA margin of [•] basis points, for 2019 (revenue, net income and Adjusted EBITDA are determined on an “ASC 606” basis as described in “—Summary Consolidated Financial Data” below).

Recent Developments

November 2019 Dividend

In November 2019, the Company declared, and subsequently paid, a special cash dividend to its stockholders of $160.0 million, or $0.57 per share, with cash on hand. The special cash dividend was considered a return of the capital to the Company’s stockholders. A pro forma balance sheet is presented in our unaudited condensed consolidated financial statements included elsewhere in this prospectus to give effect to the special cash dividend as if it was paid as of September 30, 2019. The pro forma balance sheet reflects an adjustment to cash for the dividend paid, an adjustment to decrease additional paid-in-capital and an adjustment to increase accumulated deficit.

Preliminary Financial and Operational Information

The following information reflects our preliminary expectations of financial results and certain operational information for the year ended December 31, 2019, based on currently available information. We have provided ranges, rather than specific amounts, for the financial results and operational information below, primarily because all of our financial and other closing procedures for the year ended December 31, 2019 have not yet been completed and, as a result, our final results and operational information upon the completion of our closing procedures may vary from the preliminary estimates included herein. Our actual results may differ materially from these estimates due to the completion of these procedures, final adjustments and other developments that may arise between now and the time the consolidated financial results for year ended December 31, 2019 are finalized. We anticipate that our consolidated financial statements for the year ended December 31, 2019 will not be available until after the date of this prospectus and will be included in our annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) following this offering.

Preliminary Financial Results and Operational Information

Although the financial results for the year ended December 31, 2019 are not yet finalized, we estimate that the financial results (as determined on an ASC 606 basis as described in “—Summary Consolidated Financial Data” below except as otherwise noted therein) and certain operational information will fall within the following ranges:

Year Ended December 31, 2019
	Low			High
(dollars in thousands)
Statement of operations data:
Revenue (a)	$	[•]		$	[•]
Net income attributable to common stockholders of PPD, Inc.		[•]			[•]
Balance sheet data:
Cash and cash equivalents (at end of period)	$	[•]		$	[•]
Total debt (at end of period)		[•]			[•]
Other financial and operating data:(b)
Adjusted EBITDA	$	[•]		$	[•]
Adjusted Net Income	$	[•]		$	[•]
Backlog (at end of period)	$	[•]		$	[•]
Backlog conversion		[•]	%		[•]	%
Net authorizations	$	[•]		$	[•]
Net book-to-bill		[•]	x		[•]	x

(a)	Revenue by segment is estimated to fall within the following ranges:

Segment revenues:
Clinical Development Services	$	[•]	$	[•]
Laboratory Services		[•]		[•]
Other revenue not allocated to segments		[•]		[•]

Total revenue	$	[•]	$	[•]

(b)	See footnotes under “—Summary Consolidated Financial Data” below for description of these metrics.

Non-GAAP Measures Reconciliations

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures used by management to measure our operating performance. The following table provides a reconciliation from our preliminary estimates of net income attributable to common stockholders of PPD, Inc. to preliminary estimates of Adjusted EBITDA and Adjusted Net Income for the year ended December 31, 2019 (at the low end and high end of the estimated ranges set forth above). In addition, please see footnotes 7 and 8 to the table under the heading “—Summary Consolidated Financial Data” for additional information about how we calculate Adjusted EBITDAand Adjusted Net Income, the reasons why we include these measures and certain limitations to their use.

Year Ended December 31, 2019
	Low		High
(in thousands)
Adjusted EBITDA:
Net income attributable to common stockholders of PPD, Inc.	$	[•]	$	[•]
Recapitalization investment portfolio consideration		[•]		[•]
Net income attributable to noncontrolling interests		[•]		[•]
Loss from discontinued operations, net of taxes		[•]		[•]
Net income		[•]		[•]
Interest expense, net		[•]		[•]
Provision for income taxes		[•]		[•]
Depreciation and amortization		[•]		[•]
Stock-based compensation expense		[•]		[•]
Optionholder special bonuses(a)		[•]		[•]
Other expense, net		[•]		[•]
Sponsor fees and related costs(b)		[•]		[•]
Severance and charges for other cost reduction activities(c)		[•]		[•]
Transaction-related costs(d)		[•]		[•]
Loss (gain) on investments(e)		[•]		[•]
Other adjustments(f)		[•]		[•]

Adjusted EBITDA	$	[•]	$	[•]

Adjusted Net Income:
Net income attributable to common stockholders of PPD, Inc.	$	[•]	$	[•]
Recapitalization investment portfolio consideration		[•]		[•]
Net income attributable to noncontrolling interests		[•]		[•]
Loss from discontinued operations, net of taxes		[•]		[•]

Net income		[•]		[•]

Amortization of intangible assets		[•]		[•]
Amortization of debt issuance and modification costs and debt discount		[•]		[•]
Amortization of accumulated other comprehensive income on derivative instruments		[•]		[•]
Stock-based compensation expense		[•]		[•]

Optionholder special bonuses(a)		[•]		[•]
Other expense (income), net		[•]		[•]
Sponsor fees and related costs(b)		[•]		[•]
Severance and other cost reduction(c)		[•]		[•]
Transaction-related costs(d)		[•]		[•]
Loss (gain) on investments(e)		[•]		[•]
Other adjustments(f)		[•]		[•]

Total adjustments		[•]		[•]

Tax effect of adjustments(g)		[•]		[•]

Other tax adjustments(g)		[•]		[•]
Adjusted Net Income	$	[•]	$	[•]

(a)

Represents the Company’s cost associated with special cash bonuses to optionholders. For more information, see Note 7 to the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(b)

Represents management fees incurred under consulting services agreements with our Majority Sponsors. These consulting service agreements will terminate upon consummation of this offering. For more information, see Note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

(c)

Represents employee separation costs, exit and disposal costs with the full or partial exit of certain leased facilities, costs associated with planned employee reorganizations and other contract termination costs from various cost-reduction activities.

(d)	Represents integration and transaction costs incurred with completed or contemplated acquisitions, costs incurred in connection with this offering and other transaction costs.
(e)	Represents the fair value accounting gains or losses primarily from our investments in Auven and in venBio.
(f)

Other adjustments include amounts that management believes are not representative of our operating performance. These adjustments include implementation costs associated with a new ERP application, advisory costs associated with the adoption of new accounting standards and other unusual charges or income. Implementation costs are estimated to be in the range of $[•] million to $[•] million for the year ended December 31, 2019. Note that these amounts exclude depreciation associated with capitalized assets. Costs associated with the adoption of new accounting standards are estimated to be in the range of $[•] million to $[•] million for the year ended December 31, 2019.

(g)

Non-GAAP adjustments were tax effected at an estimated blended effective tax rate of [•]% for the year ended December 31, 2019, excluding the change in recapitalization investment portfolio consideration.

Inclusion of Preliminary Financial and Operational Information

The preliminary financial and operational information included in this prospectus reflect management’s estimates based solely upon information available to us as of the date of this prospectus and are the responsibility of management. The preliminary consolidated financial results presented above are not a comprehensive statement of our financial results for the year ended December 31, 2019 and have not been audited, reviewed, or compiled by our independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”). Accordingly, Deloitte does not express an opinion and assumes no responsibility for and disclaims any association with such preliminary consolidated financial results and operational information. The preliminary consolidated financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the year ended December 31, 2019 will not be available until after this offering is completed and may vary materially from these estimates. Accordingly, you should not place undue reliance upon these preliminary financial results. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require adjustments to be made to the preliminary estimated consolidated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Annex B

Annex B

Large Firm Interpretative Guidance – Contingent Consideration Asset Acquisitions (emphasis added)

Deloitte’s A Roadmap to Accounting for Business Combinations (2019) Appendix C—Accounting for Asset Acquisitions states the following (in part):

C.2.2	Contingent Consideration

The ASC master glossary defines “contingent consideration” as follows:

Usually an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met. However, contingent consideration also may give the acquirer the right to the return of previously transferred consideration if specified conditions are met.

While that definition applies to contingent consideration issued in a business combination, contingent consideration may also be issued in an asset acquisition. The acquiring entity should assess the terms of the transaction to determine whether consideration payable at a future date is contingent consideration or seller financing. If the payment depends on the occurrence of a specified future event or the meeting of a condition and the event or condition is substantive, the additional consideration should be accounted for as contingent consideration. If the additional payment depends only on the passage of time or is based on a future event or the meeting of a condition that is not substantive, the arrangement should be accounted for as seller financing.

ASC 805-50 states that any liabilities incurred by the acquiring entity are part of the cost of the asset acquisition, but it does not provide any specific guidance on accounting for contingent consideration in an asset acquisition. However, in EITF Issue 09-2, the Task Force addressed contingent consideration in an asset acquisition. While a final consensus was not reached, the minutes from the September 9–10, 2009, EITF meeting state that “the Task Force reached a consensus-for-exposure that contingent consideration in an asset acquisition shall be accounted for in accordance with existing U.S. GAAP.” For example:

•	“[I]f the contingent consideration meets the definition of a derivative, Topic 815 (formerly Statement 133) would require that it be recognized at fair value.”

•

“Topic 450 (formerly Statement 5) may require recognition of the contingent consideration if it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated.”

•	“Subtopic 323-10 (formerly Issue 08-6) may require the recognition of the contingent consideration if it relates to the acquisition of an investment that is accounted for under the equity method.”

The minutes also state that when contingent consideration related to an asset acquisition is recognized at inception, “such [an] amount would be included in the initial measurement of the cost of the acquired assets. . . . However, if the contingent consideration arrangement is a derivative, changes in the carrying value of a derivative instrument subsequent to inception [would be recognized in accordance with ASC 815 and] would not be recognized as part of the cost of the asset.”

Connecting the Dots

We understand that in the absence of a final consensus on EITF Issue 09-2, some practitioners continue to analogize to the guidance in Statement 141 when accounting for contingent consideration that is outside the scope of ASC 815 and ASC 323-10 (i.e., contingent consideration that is neither a derivative nor related to the acquisition of an equity method investment). Under paragraph 27 of Statement 141, “contingent consideration usually should be recorded when the contingency is resolved and consideration is issued or becomes issuable.”

Contingent consideration that is recognized at a later date (i.e., not recognized as of the acquisition date) should be capitalized as part of the cost of the assets acquired and allocated to increase the eligible assets on a relative fair value basis. (However, if the contingent consideration is related to IPR&D assets with no alternative future use, the amount of the contingent payment should be expensed. See Deloitte’s Life Sciences — Accounting and Financial Reporting Update). Similarly, we believe that if the acquiring entity receives a payment from the seller for the return of previously transferred consideration (i.e., a contingent consideration asset), the entity should allocate that amount to reduce the eligible assets on a relative fair value basis.

[…]

C.2.2.1 Contingent Consideration When the Fair Value of the Assets Acquired Exceeds the Initial Consideration Paid

We believe that if the fair value of the assets acquired exceeds the initial consideration paid as of the date of acquisition but includes a contingent consideration arrangement, an entity may analogize to the guidance in ASC 323-10-25-2A and ASC 323-10-30-2B on recognizing contingent consideration in the acquisition of an equity method investment (unless the contingent consideration arrangement meets the definition of a derivative, in which case it would be accounted for in accordance with ASC 815). That guidance states that if an entity acquires an equity method investment in which the fair value of its share of the investee’s net assets exceeds its initial cost and the agreement includes contingent consideration, the entity recognizes a liability equal to the lesser of:

•	The maximum amount of contingent consideration.

•	The excess of its share of the investee’s net assets over the initial cost measurement.

Like acquisitions of equity method investments, asset acquisitions are accounted for by using a cost accumulation model. Therefore, we believe that the guidance above could be applied to asset acquisitions by analogy. (However, if the contingent payment is related to IPR&D assets with no alternative future use, the amount of the contingent payment would be expensed. See Deloitte’s Life Sciences — Accounting and Financial Reporting Update.) Accordingly, if an entity acquires a group of assets in which the fair value of the net assets exceeds its initial cost and the agreement includes contingent consideration that does not meet the definition of a derivative, the entity could recognize a liability equal to the lesser of:

•	The maximum amount of contingent consideration.

•	The excess of the fair value of the net assets acquired over the initial consideration paid.

Once recognized, the contingent consideration liability is not derecognized until the contingency is resolved or the consideration is issued. In accordance with the requirements of ASC 323-10-35-14A for equity method investments, the entity recognizes “any excess of the fair value of the contingent consideration issued or issuable over the amount that was [initially] recognized as a liability . . . as an additional cost” of the asset acquisition (i.e., the amount is allocated to increase the eligible assets on a relative fair value basis). Further, “[i]f the amount initially recognized as a liability exceeds the fair value of the [contingent] consideration issued or issuable,” the entity recognizes that amount as a reduction of the cost of the asset acquisition (i.e., the amount is allocated to reduce the eligible assets on a relative fair value basis).

PwC’s Property, Plant, Equipment and Other Assets Guide (“PwC Guide”) Section 2.6 Accounting for asset acquisitions versus business combinations includes a table states the following (in part):

Topic	Business Combinations	Asset Acquisitions
Contingent consideration	Contingent consideration is recorded at fair value on the date of acquisition. Subsequent changes in the fair value of the contingent consideration not classified as equity are recorded through earnings until settled (see ASC 805-30-25-5).	Contingent consideration that is not accounted for under other US GAAP (e.g., a derivative under ASC 815) is generally recorded when probable and reasonably estimable. Any initial amount of contingent consideration recorded on the acquisition date is included in the initial cost of the assets acquired, and subsequent changes in the recorded amount of contingent consideration are generally recorded as an adjustment to the cost basis (see ASC 323-10-35- 14A, ASC 360-10-30-1, and ASC 450- 20-25-2). Once the contingent consideration is capitalized as part of the cost basis, we are aware of diversity in practice regarding the treatment of the income statement effect of this additional cost basis. We generally believe the depreciation should be recorded as a cumulative “catch up” adjustment (as if the additional amount that is no longer contingent had been accrued from the outset of the arrangement). See FSP 30.5 for additional information.

EY’s Business Combination Financial Reporting Devolvement (“EY FRD”) Section A.3.4 Accounting for contingent consideration in asset acquisitions states the following (in part):

If the contingent consideration does not meet the definition of a derivative, we believe the contingent consideration arrangement is recognized only when the contingency is resolved and the consideration is paid or becomes payable.57 This amount would be included in the measurement of the cost of the acquired asset or group of assets. See section A.4.1 for the subsequent accounting for cost recognized as a result of a contingent consideration arrangement.

[57]

As no guidance is provided in ASC 805-50 on accounting for contingent consideration that does not meet the definition of a derivative in an asset acquisition, our view is informed by previously existing guidance in paragraph 27 of Statement 141, which, similar to the recognition and measurement guidance in ASC 805-50, provided for a cost accumulation and allocation model.

KPMG’s Asset Acquisitions, Issues in Depth (“KPMG Guide”) Section 3.5 Contingent consideration states the following (in part):

Subtopic 805-50 does not provide guidance on accounting for contingent consideration in an asset acquisition. The EITF considered providing guidance in Issue 09-2, Research and Development Assets Acquired and Contingent Consideration Issued in an Asset Acquisition, but did not reach a consensus.

How contingent consideration is measured depends on its form as well as whether it meets the definition of a derivative. …

All other contingent consideration generally should be recorded when it is both probable and reasonably estimable under Topic 450 (contingencies). [450-20-25-2]

However, in the absence of specific guidance in Subtopic 805-50, some entities continue to apply the superseded guidance from Statement No. 141 to ‘other’ contingent consideration. That guidance states that an entity usually should record the contingent consideration when the contingency is resolved. [FAS 141.27]

If the fair value of the net assets acquired exceeds cost, an acquirer might analogize to the guidance in Topic 323 (equity method investees and joint ventures) and recognize a liability for contingent consideration (see Question 4.6.30).

If the seller retains a noncontrolling interest in a legal entity holding the assets, the acquirer may need to account for contingent consideration as a preferred return to the seller. This requires evaluating whether the contingent consideration is ‘embedded’ in the NCI shares and whether it should be classified as debt or equity. That evaluation is beyond the scope of this publication.

If the acquirer’s obligation is unconditional or is based on a nonsubstantive contingency, the acquirer should recognize a liability in its financial statements on the acquisition date.

Further, Question 4.8.10 of the KPMG Guide states the following:

Question: When a liability for contingent consideration is recognized (or adjusted) after the acquisition date, how does an acquirer recognize the additional cost of the acquired assets?

Interpretive response: If a contingent consideration arrangement meets the definition of a derivative, the acquirer subsequently accounts for that derivative under Topic 815 with changes in fair value reported currently in earnings, rather than adjusting the carrying amount of the acquired assets. [815-10-35-2]

If contingent consideration that does not meet the definition of a derivative is recognized subsequent to the acquisition date (e.g. because payment of the contingent consideration becomes probable), the additional cost is allocated to the assets acquired generally following the approach described in Question 4.6.10. We believe it is appropriate to use the assets’ fair values as of the original acquisition date, consistent with the general principle that cost is allocated to the assets acquired based on their relative fair values at the acquisition date. [805-50-30-3]

If a liability for contingent consideration that does not meet the definition of a derivative is subsequently reduced (or an asset is recognized for refundable contingent consideration), the acquirer reduces the carrying amounts of the acquired assets, following the approach described in Question 4.6.10.

Excerpt from Ernst & Young Financial Reporting Developments: Consolidation and the Variable Interest Model

18.1.1.1 Accounting for contingent consideration

An increase in a parent’s ownership interest in a subsidiary may involve contingent consideration. For example, when acquiring an additional interest in a subsidiary, the parent may promise to deliver cash, additional equity interests or other assets to the seller after the acquisition date if certain specified events occur or conditions are met in the future. These contingencies frequently are based on future earnings or changes in the market price of the subsidiary’s stock over specified periods after the date of the sale. However, they might be based on other factors (e.g., components of earnings, product development milestones, cash flow levels, successful completion of third-party contract negotiations).

The basis for recognition and measurement of contingent consideration is not addressed in ASC 810. Therefore, a parent should consider other guidance. If contingent consideration meets the definition of a derivative, it should be accounted for under ASC 815. If contingent consideration is not a derivative, the parent should evaluate the arrangement to determine if it represents payments to employees or selling shareholders that are compensatory. If the parent determines that the contingent payments are compensatory, the parent would not recognize a liability at the transaction date. Instead, the parent would recognize compensation expense for the arrangement based on other applicable GAAP (e.g., ASC 710-10-25-9). See section 6.4 of our FRD, Business combinations, for further guidance on evaluating whether contingent payments to employees or selling shareholders are compensatory.

When contingent consideration does not meet the definition of a derivative and is not compensatory, the Codification does not provide detailed guidance. In this circumstance, we believe the basis for recognition and measurement of contingent consideration payable by the parent is an accounting policy choice that should be applied on a consistent basis. One accounting policy applied in practice is to analogize to ASC 805. Other alternatives also may be acceptable.

Illustration 18-2: Accounting for contingent consideration for the acquisition of noncontrolling interests by analogizing to ASC 805

Parent currently owns 80% of Subsidiary A. Parent acquires the remaining 20% of Subsidiary A for an up-front cash payment plus a contingent cash payment based on Subsidiary A’s cumulative EBITDA at the end of 3 years and the transaction is within the scope of ASC 810. The contingent consideration is not a derivative and is not compensatory. In this circumstance, Parent’s accounting policy is to analogize to the contingent consideration guidance in ASC 805

Analysis

Parent would record the contingent consideration liability at fair value at the acquisition date. Any subsequent changes in the fair value of the contingent consideration liability would be recognized in earnings.